Exhibit 99.1

111, Inc. Announces Second Quarter 2024 Unaudited Financial Results

•	Maintained Operational Profitability for the Second Consecutive Quarter

•	Operating Expenses as a Percentage of Revenues Decreased 120 Basis Points YoY

•	Held Positive Operating Cash Flow for Two Consecutive Quarters

SHANGHAI, August 29, 2024 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Highlights

•	Net revenues were RMB3.4 billion (US$471.2 million) and gross segment profit (1) was RMB 207.6 million (US$ 28.6 million), remaining relatively flat compared to the same quarter last year.

•	Total operating expenses were RMB204.3 million (US$28.1 million), an improvement of 18.1% compared to RMB249.3 million in the same quarter of last year. As a percentage of net revenues, total operating expenses decreased by 120 basis points to 6.0% from 7.2% in the same quarter of last year, demonstrating continuous improvement in the Company’s operation efficiency.

•	Income from operations was RMB3.3 million (US$0.5 million), compared to loss from operations of RMB41.4 million in the same quarter of last year. 111 maintained operational profitability for the second consecutive quarter.

•	Non-GAAP income from operations (2) was RMB8.5 million (US$1.2 million), compared to Non-GAAP loss from operations of RMB17.2 million in the same quarter of last year.

•	Net cash from operating activities was RMB93.3 million (US$12.8 million), compared to negative RMB164.1 million in the same quarter of last year. The company realized positive operating cash flow for two consecutive quarters.

(1)	Gross segment profit represents net revenues less cost of goods sold.

(2)	Non-GAAP income from operations represents income from operations excluding share-based compensation expenses.

Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111, commented, “Despite a challenging macroeconomic landscape, we successfully achieved operational profitability for the second consecutive quarter, underscoring the resilience of our business model and the effectiveness of our strategic initiatives as a top digital healthcare platform for empowering the whole industry chain. Our continued focus on operational efficiency has driven a significant turnaround, with income from operations hitting RMB3.3 million during quarter—an impressive recovery from an operational loss of RMB41.4 million a year earlier.

Mr. Liu added, “We’ve significantly improved operational efficiency through prudent expense control, strategic investments in infrastructure, and optimal staffing efforts. Operating expenses as a percentage of net revenues decreased by 120 basis points to 6%, while non-GAAP operating expenses fell by 70 basis points to 5.8%. Our goal is to set the standard for efficiency in pharmaceutical e-commerce and strengthen our competitive edge through superior operational effectiveness. As we expand and refine our operations, we expect further cost reductions and enhanced efficiency. These savings will be reinvested into strategic areas such as innovation, market expansion, and customer engagement, all of which are crucial for driving revenue and profitability growth.”

“Our commitment to advancing digital capabilities and leveraging cutting-edge technologies has significantly improved our operational performance across various facets, making our business more adaptable, efficient, and customer-focused. This positions us for higher future returns in the evolving healthcare e-commerce sector and reinforces our leading role to drive the pharmaceutical digital transformation. Our achievements in technology are highlighted by the acquisition of four new patents. Additionally, we’ve strengthened supply chain with our effective transshipment model, the expansion of fulfillment centers, and the deepening of our partnership.”

“The drug sales and prescription shift towards retail pharmacies is a robust growth avenue, along with continued digital reform of the healthcare value chain. In order to grasp these enormous opportunities, we will focus on offering seamless, convenient shopping experiences for customers with the most comprehensive and cost-effective product portfolio. Strengthening partnerships with pharmaceutical companies, lifting operational efficiency, driving digitalization and AI applications, and accelerating new growth engines such as private label business and JBP platform are also key to our continued growth and success. We believe these concerted efforts will enable us to garner a larger market share and achieve higher revenue and profit levels while generating long-term value for our shareholders, customers, and stakeholders.”

Second Quarter 2024 Financial Results

Net revenues were RMB3.4 billion (US$471.2 million), representing a decrease of 1.5% from RMB3.5 billion in the same quarter of last year.

(In thousands RMB)	For the three months ended June 30,
	2023	2024	YoY
B2B Net Revenue
Product	3,367,732	3,328,249	-1.2%
Service	20,974	25,270	20.5%

Sub-Total	3,388,706	3,353,519	-1.0%

Cost of Products Sold(3)	3,200,156	3,162,928	-1.2%

Segment Profit	188,550	190,591	1.1%
Segment Profit %	5.6%	5.7%

(In thousands RMB)	For the three months ended June 30,
	2023	2024	YoY
B2C Net Revenue
Product	83,251	65,480	-21.3%
Service	5,540	5,371	-3.1%

Sub-Total	88,791	70,851	-20.2%

Cost of Products Sold	69,454	53,844	-22.5%

Segment Profit	19,337	17,007	-12.0%
Segment Profit %	21.8%	24.0%

(3) For segment reporting purposes, purchase rebates are allocated to the B2B segment and B2C segments primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses. Cost of service revenue is recorded in the operating expense.

Operating costs and expenses were RMB3.4 billion (US$470.7 million), representing a decrease of 2.8% from RMB3.5 billion in the same quarter of last year.

•	Cost of products sold was RMB3.2 billion (US$442.6 million), representing a decrease of 1.6% from RMB3.3 billion in the same quarter of last year.

•	Fulfillment expenses were RMB88.1 million (US$12.1 million), representing a decrease of 7.3% from RMB95.0 million in the same quarter of last year. Fulfillment expenses accounted for 2.6% of net revenues this quarter as compared to 2.7% in the same quarter of last year.

•	Selling and marketing expenses were RMB80.4 million (US$11.1 million), representing a decrease of 10.8% from RMB90.1 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.7 million for the quarter and RMB4.4 million for the same quarter last year, respectively, selling and marketing expenses as a percentage of net revenues, accounted for 2.3% in the quarter as compared to 2.5% in the same quarter of last year.

•	General and administrative expenses were RMB17.3 million (US$2.4 million), representing a decrease of 55.7% from RMB39.1 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB2.5 million for the quarter and RMB15.7 million for the same quarter last year, respectively, general and administrative expenses as a percentage of net revenues, accounted for 0.4% in the quarter as compared to 0.7% in the same quarter of last year.

•	Technology expenses were RMB18.4 million (US$2.5 million), representing a decrease of 25.2% from RMB24.5 million in the same quarter of last year. Excluding the share-based compensation expenses of RMB1.0 million for the quarter and RMB4.2 million for the same quarter last year, respectively, Technology expenses as a percentage of net revenues, accounted for 0.5% in the quarter as compared to 0.6% in the same quarter of last year.

Income from operations was RMB3.3 million (US$0.5 million), compared to loss from operations of RMB41.4 million in the same quarter of last year.

Non-GAAP income from operations was RMB8.5 million (US$1.2 million), compared to Non-GAAP loss from operations of RMB17.2 million in the same quarter of last year.

Net loss was RMB2.1 million (US$0.3 million), representing an improvement of 95% from RMB45.4 million in the same quarter of last year. As a percentage of net revenues, net loss decreased to 0.1% in the quarter from 1.3% in same quarter of last year.

Non-GAAP net income (4) was RMB3.1 million (US$0.4 million), compared to Non-GAAP net loss of RMB21.2 million in the same quarter of last year.

Net loss attributable to ordinary shareholders was RMB14.0 million (US$1.9 million), representing an improvement of 76% from RMB57.2 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 0.4% in the quarter from 1.6% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders (5) was RMB8.8 million (US$1.2 million), representing an improvement of 73% from RMB33.0 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 0.3% in the quarter from 0.9% in same quarter of last year.

(4) Non-GAAP net income represents net income excluding share-based compensation expenses, net of tax. Considering the impact of accretion of redeemable non-controlling interest for the second quarter 2024, non-GAAP net income is used as a more meaningful measurement of the operation performance of the Company.

(5) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax.

As of June 30, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB615.5 million (US$84.7 million), compared to RMB673.7 million as of December 31, 2023. To this date, the Company has a total outstanding amount of RMB1.1 billion, which has been included in the balances of redeemable non-controlling interests and accrued expenses and other current liabilities, owed to a group of investors of 1 Pharmacy Technology pursuant to their equity investments made in 2020 as previously disclosed. 111 has received redemption requests from certain of such investors for a total redemption amount of RMB0.2 billion in accordance with the terms of their initial investments in 1 Pharmacy Technology. Furthermore, the Company has entered into written agreements and/or commitment letters with investors representing the majority of the total carrying amounts. For more information about the terms of 111’s arrangements with these investors, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in the Company’s annual report for the fiscal year ended December 31, 2023.

Conference Call

111's management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Thursday, August 29, 2024 (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title: 111, Inc. Second Quarter 2024 Unaudited Financial Results

Registration Link: https://s1.c-conf.com/diamondpass/10040837-g09iyj.html

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until September 5, 2024 on:

China: 4001 209 216
United States: +1 855 883 1031
International: +61 7 3107 6325
Conference ID: 10040837

A live and archived webcast of the conference call will be available on the website at https://edge.media-server.com/mmc/p/a2w3gscg.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding share-based compensation expenses. The Company defines non-GAAP net income (loss) as net loss excluding share-based compensation expenses, net of tax. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses, net of tax. The Company defines non-GAAP loss per ADS as net loss attributable to ordinary shareholders per ADS excluding share-based compensation expenses, net of tax per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in income (loss) from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2024.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to reshaping the value chain of healthcare industry by digitally empowering the upstream and downstream in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Email: ir@111.com.cn

111, Inc.

Media Relations

Email: press@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc. UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)
	As of	As of
	December 31, 2023	June 30, 2024
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	603,523	495,454	68,177
Restricted cash	20,025	20,070	2,762
Short-term investments	50,143	100,000	13,760
Accounts receivable, net	536,823	411,303	56,597
Notes Receivable	77,598	72,875	10,028
Inventories	1,419,396	1,367,173	188,129
Prepayments and other current assets	225,823	189,204	26,036
Total current assets	2,933,331	2,656,079	365,489
Property and equipment, net	34,340	27,511	3,786
Intangible assets, net	2,256	1,847	254
Long-term investments	2,000	2,000	275
Other non-current assets	13,310	13,424	1,847
Operating lease right-of-use asset	103,799	88,369	12,160
Total Assets	3,089,036	2,789,230	383,811

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' DEFICIT
Current Liabilities:
Short-term borrowings	338,075	189,366	26,058
Accounts payable	1,588,693	1,597,892	219,877
Accrued expense and other current liabilities	818,295	691,445	95,146
Total Current liabilities	2,745,063	2,478,703	341,081
Long-term operating lease liabilities	62,624	56,171	7,729
Other non-current liabilities	5,245	7,623	1,049
Total Liabilities	2,812,932	2,542,497	349,859

MEZZANINE EQUITY
Redeemable non-controlling interests	870,825	869,845	119,695

SHAREHOLDERS' DEFICIT
Ordinary shares Class A	32	33	5
Ordinary shares Class B	25	25	3
Treasury shares	(5,887)	(5,887)	(810)
Additional paid-in capital	3,169,114	3,163,032	435,248
Accumulated deficit	(3,819,249)	(3,847,044)	(529,371)
Accumulated other comprehensive income	72,514	73,786	10,153
Total shareholders' deficit	(583,451)	(616,055)	(84,772)
Non-controlling interest	(11,270)	(7,057)	(971)
Total Deficit	(594,721)	(623,112)	(85,743)
Total liabilities, mezzanine equity and deficit	3,089,036	2,789,230	383,811

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net Revenues	3,477,497	3,424,370	471,209	7,174,258	6,952,799	956,737
Operating Costs and expenses:
Cost of products sold	(3,269,610)	(3,216,772)	(442,643)	(6,730,158)	(6,536,668)	(899,475)
Fulfillment expenses	(94,950)	(88,059)	(12,117)	(197,600)	(176,582)	(24,298)
Selling and marketing expenses	(90,117)	(80,410)	(11,065)	(179,357)	(160,770)	(22,123)
General and administrative expenses	(39,079)	(17,306)	(2,381)	(80,396)	(36,380)	(5,006)
Technology expenses	(24,541)	(18,367)	(2,527)	(49,857)	(36,676)	(5,047)
Other operating income, net	(605)	(118)	(16)	(27)	1,339	184
Total Operating costs and expenses	(3,518,902)	(3,421,032)	(470,749)	(7,237,395)	(6,945,737)	(955,765)
(Loss) Income from operations	(41,405)	3,338	460	(63,137)	7,062	972
Interest income	2,206	2,075	286	4,155	4,041	556
Interest expense	(4,820)	(7,275)	(1,001)	(9,092)	(15,257)	(2,099)
Foreign exchange loss	(2,808)	(383)	(53)	(1,174)	(602)	(83)
Other Income, net	1,450	200	28	4,514	77	11
Loss before income taxes	(45,377)	(2,045)	(280)	(64,734)	(4,679)	(643)
Income tax expense	-	(37)	(5)	-	(88)	(12)
Net Loss	(45,377)	(2,082)	(285)	(64,734)	(4,767)	(655)
Net Loss attributable to non-controlling interest	2,122	(1,106)	(152)	3,522	(1,279)	(176)
Net Loss attributable to redeemable non-controlling interest	3,728	441	61	5,276	730	100
Adjustment attributable to redeemable non-controlling interest	(17,712)	(11,273)	(1,551)	(33,090)	(22,479)	(3,093)
Net Loss attributable to ordinary shareholders	(57,239)	(14,020)	(1,927)	(89,026)	(27,795)	(3,824)
Other comprehensive loss
Unrealized gains of available-for-sale securities,	788	(312)	(43)	2,923	(346)	(48)
Realized gains of available-for-sale debt securities	(815)	312	43	(2,717)	489	67
Foreign currency translation adjustments	9,037	509	70	5,924	1,129	155
Comprehensive loss	(48,229)	(13,511)	(1,857)	(82,896)	(26,523)	(3,650)
Loss per ADS:
Basic and diluted	(0.68)	(0.16)	(0.02)	(1.06)	(0.32)	(0.04)
Weighted average number of shares used in computation of loss per share
Basic and diluted	168,102,392	171,414,144	171,414,144	167,718,135	171,317,558	171,317,558

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

Net cash (used in) provided by operating activities	(164,111)	93,260	12,834	(285,439)	201,698	27,755
Net cash provided by (used in) investing activities	139,938	(79,728)	(10,971)	86,750	(49,986)	(6,878)
Net cash provided by (used in) financing activities	15,281	(104,472)	(14,376)	93,778	(259,943)	(35,769)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	2,385	(865)	(119)	894	207	28
Net decrease in cash and cash equivalents, and restricted cash	(6,507)	(91,805)	(12,632)	(104,017)	(108,024)	(14,864)
Cash and cash equivalents, and restricted cash at the beginning of the period	619,281	607,329	83,571	716,791	623,548	85,803
Cash and cash equivalents, and restricted cash at the end of the period	612,774	515,524	70,939	612,774	515,524	70,939

111, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

(Loss) Income from operations	(41,405)	3,338	460	(63,137)	7,062	972
Add: Share-based compensation expenses	24,208	5,195	715	48,416	10,366	1,426
Non-GAAP (loss) income from operations	(17,197)	8,533	1,175	(14,721)	17,428	2,398

Net Loss	(45,377)	(2,082)	(285)	(64,734)	(4,767)	(655)
Add: Share-based compensation expenses, net of tax	24,208	5,195	715	48,416	10,366	1,426
Non-GAAP net (Loss) Income	(21,169)	3,113	430	(16,318)	5,599	771

Net Loss attributable to ordinary shareholders	(57,239)	(14,020)	(1,927)	(89,026)	(27,795)	(3,824)
Add: Share-based compensation expenses, net of tax	24,208	5,195	715	48,416	10,366	1,426
Non-GAAP net Loss attributable to ordinary shareholders	(33,031)	(8,825)	(1,212)	(40,610)	(17,429)	(2,398)

Loss per ADS(6): Basic and diluted	(0.68)	(0.16)	(0.02)	(1.06)	(0.32)	(0.04)
Add: Share-based compensation expenses per ADS(6), net of tax	0.30	0.06	0.00	0.58	0.12	0.02
Non-GAAP Loss per ADS(6)	(0.38)	(0.10)	(0.02)	(0.48)	(0.20)	(0.02)

(6) Every one ADSs represent two Class A ordinary shares.